Exhibit 99.1

Appendix 4C – Q4 FY21 Quarterly Cash Flow Report

Highlights:

●	Positive Guidance from European Medicines Agency for ATH434 Phase 2 Clinical Trial
●	Publication in Movement Disorders demonstrates that ATH434 reduces α-synuclein related neurodegeneration in MSA animal model
●	Presents to MST Access Australian Micro & Small Caps Conference
●	Cash balance at 30 June 2021 of A$28M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 July 2021. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative conditions, releases its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 June 2021 (Q4 FY21).

The Company’s cash position at 30 June 2021 of $28M was bolstered by the receipt of $17M in net proceeds from the use of the company’s previously approved “At the Market” facility with shares issued in accordance with ASX Listing Rules 7.1 and 7.1A.

Operating cash outflows were A$4.9M, which was in line with company expectations and largely due to the preparation for the Phase 2 clinical trial for Alterity’s lead drug candidate ATH434 in Multiple System Atrophy (MSA), a Parkinsonian disorder with no approved therapy.

In accordance with ASX Listing Rule 4.7C, payments made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Activities

Despite the prevailing impact of COVID-19 around the world, Alterity has continued to progress preparations for its Phase 2 Clinical Trial of ATH434 in MSA.

Significantly, Alterity announced in late June that it had received guidance from the European Medicines Agency (EMA) regarding key aspects of the Company’s Phase 2 clinical trial for investigational drug ATH434 in the treatment of MSA. The EMA is the agency of the European Union responsible for the evaluation and supervision of medicinal products.

Given there is no approved treatment for MSA, the validation of the EMA providing their support to Alterity’s intention to enroll early-stage MSA patients enhances the study’s viability and design.

The EMA has also supported Alterity’s intention to utilize biomarkers to enhance the diagnosis of these patients prior to enrolment. Improving diagnostic accuracy and targeting early-stage patients will enable Alterity to maximize the opportunity to demonstrate the disease modifying potential of ATH434.

In addition to preparation for the treatment study, which is on track to commence by end of this calendar year, the Company has made significant progress on its Natural History study in MSA being conducted at Vanderbilt University Medical Center. The study, referred to as BioMUSE, has met its original enrollment goal and is in the process of being expanded to additional sites. Preliminary data has been highly informative regarding methods for biomarker assessment and patient characterization, all of which is expected to de-risk the Phase 2 study.

An independently conducted study was published demonstrating that ATH434 was neuroprotective in a widely accepted animal model of MSA, providing further support for Alterity’s development strategy and validating the biologic target of ATH434. The publication in Movement Disorders, the official journal of the International Parkinson and Movement Disorder Society, demonstrated that ATH434 preserves neurons while reducing α-synuclein related pathology.

Outside of clinical development activities, Alterity’s Chief Executive Officer, Dr David Stamler, presented a company overview at the MST Access Australian Micro & Small Caps Conference. The conference provided investors access to leaders across a broad range of ASX-listed micro and small- cap companies.

Commenting on the Quarter, Dr Stamler said: “The EMA support for our clinical development strategy in conjunction with the invaluable learnings from the Natural History study gives me great confidence that we are taking the right approach to finding a new treatment for MSA. Combined with the exciting new animal data demonstrating neuroprotection, we are eager to start our Phase 2 study by the end of this calendar year.”

END

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Rebecca Wilson	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	E: remy.bernarda@iradvisory.com
Tp: +61 417 382 391	Tp: +1 (415) 203-6386

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare, neurodegenerative disease with no approved therapy. It is rapidly progressive and causes profound disability. MSA is a Parkinsonian disorder characterized by motor impairment typical of Parkinson’s disease; autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control; and impaired balance and/or coordination that predisposes to falls. MSA affects approximately 15,000 patients in the U.S. A pathological hallmark of MSA is the accumulation of α-synuclein within oligodendroglia cells (glial cytoplasmic inclusions) and neuron loss in multiple brain regions.

About ATH434

ATH434 is the first of a new generation of small molecule drug candidates designed to inhibit the accumulation and aggregation of pathological proteins implicated in neurodegeneration. Alpha- synuclein is a neuronal protein that aggregates in neurons and is considered an important biologic target for treating these neurodegenerative diseases. ATH434 has been shown to reduce abnormal accumulation of α-synuclein protein in animal models of disease by restoring normal iron balance in the brain. As a result, it has the potential to treat various disorders including Multiple System Atrophy (MSA), Parkinson’s Disease, and Dementia with Lewy Bodies (DLB). ATH434 has been granted Orphan designation for the treatment of MSA by the U.S. Food and Drug Administration and the European Union.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various forms of Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying suchstatements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	30 June 2021

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(2,862)	(10,651)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(72)	(173)
	(d) leased assets	-	-
	(e) staff costs	(886)	(4,553)
	(f) administration and corporate costs	(1,051)	(2,407)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	2	21
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	50
1.8	Other (provide details if material)	-	213
1.9	Net cash from / (used in) operating activities	(4,869)	(17,500)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	(3)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	(3)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	39,237
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(26)	(2,449)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(26)	36,788

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	32,762	9,197
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,869)	(17,500)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	(3)

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(26)	36,788
4.5	Effect of movement in exchange rates on cash held	249	(366)
4.6	Cash and cash equivalents at end of period	28,116	28,116

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	25,116	29,762
5.2	Call deposits	3,000	3,000
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	28,116	32,762

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	166
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees, salaries, and consulting fees at normal commercial rates excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
-

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,869)
8.2	Cash and cash equivalents at quarter end (item 4.6)	28,116
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	28,116

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	5.8
Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A
	8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 30 July 2021

Authorised by:

Phillip Hains – Company Secretary

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 5